FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 25, 2024
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
25 April 2024
Transaction in Own Shares
NatWest Group plc (the 'Company') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
25 April 2024	302,736	288.00	285.50	287.4837	LSE
25 April 2024	9,413	286.10	286.10	286.1000	CHIX
25 April 2024	40,409	287.00	285.70	285.8334	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share
Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 16 February 2024, as announced on 19 February 2024.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 149,354,785 Ordinary Shares in treasury and have 8,723,307,146 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details:
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programmes relating to the Transactions is detailed below:

Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue
25 April 2024	08:04:15	BST	12711	285.70	BATE
25 April 2024	08:08:00	BST	3665	285.80	BATE
25 April 2024	08:08:00	BST	7320	285.80	BATE
25 April 2024	08:23:15	BST	13412	285.70	BATE
25 April 2024	08:47:53	BST	3301	287.00	BATE
25 April 2024	08:13:29	BST	8953	286.10	CHIX
25 April 2024	08:13:29	BST	460	286.10	CHIX
25 April 2024	08:01:49	BST	3104	285.90	LSE
25 April 2024	08:02:18	BST	1017	285.90	LSE
25 April 2024	08:03:41	BST	4446	286.00	LSE
25 April 2024	08:04:50	BST	2828	285.50	LSE
25 April 2024	08:05:39	BST	4185	285.50	LSE
25 April 2024	08:05:39	BST	1482	285.50	LSE
25 April 2024	08:08:00	BST	4740	285.80	LSE
25 April 2024	08:10:53	BST	4678	285.70	LSE
25 April 2024	08:13:33	BST	4765	286.00	LSE
25 April 2024	08:13:33	BST	7	286.00	LSE
25 April 2024	08:15:24	BST	19	285.50	LSE
25 April 2024	08:15:42	BST	9	285.50	LSE
25 April 2024	08:17:40	BST	4467	286.00	LSE
25 April 2024	08:17:50	BST	9	285.50	LSE
25 April 2024	08:21:39	BST	5666	285.50	LSE
25 April 2024	08:22:04	BST	4830	285.50	LSE
25 April 2024	08:22:04	BST	2966	285.50	LSE
25 April 2024	08:22:04	BST	10	285.50	LSE
25 April 2024	08:22:39	BST	4995	285.60	LSE
25 April 2024	08:31:46	BST	4671	286.30	LSE
25 April 2024	08:39:43	BST	4294	286.50	LSE
25 April 2024	08:46:47	BST	4053	286.80	LSE
25 April 2024	08:47:54	BST	4508	287.00	LSE
25 April 2024	08:52:42	BST	4704	287.80	LSE
25 April 2024	09:00:15	BST	4785	288.00	LSE
25 April 2024	09:00:16	BST	4949	287.90	LSE
25 April 2024	09:47:57	BST	1762	288.00	LSE
25 April 2024	09:47:57	BST	3268	288.00	LSE
25 April 2024	09:47:57	BST	4613	288.00	LSE
25 April 2024	09:47:57	BST	4052	288.00	LSE
25 April 2024	09:47:57	BST	4788	288.00	LSE
25 April 2024	10:06:05	BST	18	288.00	LSE
25 April 2024	10:06:26	BST	10	288.00	LSE
25 April 2024	10:06:52	BST	5616	288.00	LSE
25 April 2024	10:06:52	BST	5031	288.00	LSE
25 April 2024	10:07:47	BST	4073	287.90	LSE
25 April 2024	10:16:32	BST	9	287.80	LSE
25 April 2024	10:16:54	BST	9	287.80	LSE
25 April 2024	10:17:34	BST	10	287.80	LSE
25 April 2024	10:17:59	BST	2	287.80	LSE
25 April 2024	14:00:00	BST	1495	287.90	LSE
25 April 2024	14:00:00	BST	1791	287.90	LSE
25 April 2024	14:00:00	BST	1031	287.90	LSE
25 April 2024	14:00:00	BST	1156	287.80	LSE
25 April 2024	14:00:00	BST	748	287.90	LSE
25 April 2024	14:00:00	BST	2659	287.80	LSE
25 April 2024	14:00:00	BST	1791	287.80	LSE
25 April 2024	14:00:00	BST	1779	287.80	LSE
25 April 2024	14:00:00	BST	1551	287.80	LSE
25 April 2024	14:00:00	BST	4902	288.00	LSE
25 April 2024	14:00:00	BST	4532	288.00	LSE
25 April 2024	14:00:00	BST	4862	288.00	LSE
25 April 2024	14:00:00	BST	4091	288.00	LSE
25 April 2024	14:00:00	BST	4990	288.00	LSE
25 April 2024	14:00:00	BST	4746	288.00	LSE
25 April 2024	14:00:00	BST	4842	288.00	LSE
25 April 2024	14:00:00	BST	4528	288.00	LSE
25 April 2024	14:00:00	BST	4059	288.00	LSE
25 April 2024	14:00:00	BST	4198	288.00	LSE
25 April 2024	14:00:00	BST	4145	288.00	LSE
25 April 2024	14:00:00	BST	4615	288.00	LSE
25 April 2024	14:00:00	BST	4308	288.00	LSE
25 April 2024	14:00:00	BST	4797	288.00	LSE
25 April 2024	14:00:00	BST	1795	288.00	LSE
25 April 2024	14:00:00	BST	2420	288.00	LSE
25 April 2024	14:00:00	BST	4323	288.00	LSE
25 April 2024	14:00:00	BST	3677	288.00	LSE
25 April 2024	14:00:00	BST	4082	288.00	LSE
25 April 2024	14:00:00	BST	855	288.00	LSE
25 April 2024	14:00:00	BST	4275	288.00	LSE
25 April 2024	14:00:00	BST	4743	288.00	LSE
25 April 2024	14:00:00	BST	4604	288.00	LSE
25 April 2024	14:00:00	BST	4820	288.00	LSE
25 April 2024	14:07:45	BST	1243	288.00	LSE
25 April 2024	14:07:45	BST	3361	288.00	LSE
25 April 2024	14:07:45	BST	280	288.00	LSE
25 April 2024	14:08:46	BST	4168	288.00	LSE
25 April 2024	14:13:55	BST	4902	288.00	LSE
25 April 2024	14:16:35	BST	4979	288.00	LSE
25 April 2024	14:24:32	BST	4338	287.90	LSE
25 April 2024	14:28:01	BST	4671	287.80	LSE
25 April 2024	14:36:05	BST	2591	288.00	LSE
25 April 2024	14:36:05	BST	2100	288.00	LSE
25 April 2024	14:39:06	BST	4647	288.00	LSE
25 April 2024	14:39:50	BST	4357	288.00	LSE
25 April 2024	14:40:55	BST	4458	287.90	LSE
25 April 2024	14:40:55	BST	120	287.90	LSE
25 April 2024	14:49:08	BST	3003	288.00	LSE
25 April 2024	14:49:17	BST	934	288.00	LSE
25 April 2024	14:49:17	BST	1102	288.00	LSE
25 April 2024	14:49:41	BST	4429	288.00	LSE
25 April 2024	14:53:00	BST	5020	287.80	LSE
25 April 2024	14:59:21	BST	1550	287.90	LSE
25 April 2024	14:59:21	BST	3455	287.90	LSE
25 April 2024	15:04:48	BST	4370	287.80	LSE

Date: 25 April 2024

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary